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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

OLD STONE CORPORATION
(Name of Subject Corporation (issuer))
 MANTICORE PROPERTIES II, L.P.,
MANTPRO, LLC and WILLIAM A. ACKMAN (Offerors)
(Names of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, Par Value $1.00 Per Share	680293107
Cumulative Voting Preferred Stock,	680293305
Series B, Par Value $1.00 Per Share (Title of Class of Securities)	(CUSIP Number of Class of Securities)

William A. Ackman, Manager
Mantpro, LLC
110 East 42nd Street, 18th Floor
New York, New York 10017
(212) 286-0300
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Stephen Fraidin, Esq.
Kirkland & Ellis
Citigroup Center, 153 East 53rd Street
New York, New York
(212) 446-4840

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$8,594,391.00	$695.29

*
Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of (i) 3,813,591 shares of common stock, par value $1.00 per share and (ii) 478,080 shares of cumulative voting preferred stock, series B, par value $1.00 per share of the Old Stone Corporation.

**
Previously paid.
☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
	Amount Previously Paid: Not applicable.	Filing party:	Not applicable
	Form or Registration No.: Not applicable	Date Filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☒ Third-party tender offer subject to Rule 14d-1	☐ Issuer tender offer subject to Rule 13e-4.
	☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

        This Amendment No. 1 to Schedule TO dated May 5, 2003 ("Statement") relates to a tender offer by Manticore Properties II, L.P., a Delaware limited partnership ("Purchaser", "we" or "us"), to purchase up to 3,813,591 shares of the outstanding shares of Common Stock, par value $1.00 per share (the "Common Shares") (representing approximately 46% of the outstanding Common Shares) not beneficially owned by us or our affiliates, and up to 478,080 shares of the outstanding shares of Preferred Stock, par value $1.00 per share (representing approximately 46% of the outstanding Preferred Shares) not beneficially owned by us or our affiliates (the "Preferred Shares" and together with the Common Stock, the "Shares"), of Old Stone Corporation, a Rhode Island corporation ("Old Stone" or the "Company"), at a purchase price of $1.00 per Common Share and $10.00 per Preferred Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 5, 2003 (the "Offer to Purchase"), as amended by this Amendment No. 1, and in the related Letters of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits (a)(1), (a)(2) and (a)(3) hereto, respectively, and which are incorporated herein by reference. The sole general partner of Purchaser is Mantpro, LLC, a Delaware limited liability company ("Mantpro, LLC"). William A. Ackman ("Ackman") is the sole managing member of Mantpro, LLC. Mantpro, LLC and Purchaser have been formed in connection with the Offer and the transactions contemplated thereby.

        The information in the Offer to Purchase and the related Letters of Transmittal, is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

        Capitalized terms used and not defined herein have the meanings specified in the Offer to Purchase and the Schedule TO.

        The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.

        Items 1, 2, 3, 4, 5, 6, 7, 8, 9, and 11 of the Schedule TO, which incorporate by reference information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

        (1) The cover page of the Offer to Purchase is hereby amended as follows:

        After the words "By Manticore Properties II, L.P." insert ", Mantpro, LLC and William A. Ackman." Insert the following new paragraph immediately after the second full paragraph on the cover page:

        "THE OFFER PRICES OF $1.00 NET PER COMMON SHARE AND $10.00 NET PER CUMULATIVE VOTING CONVERTIBLE PREFERRED, SERIES B SHARE ARE BELOW RECENT TRADING PRICES FOR THE SECURITIES. SEE SECTION 6 "PRICE RANGE OF SHARES, DIVIDENDS ON SHARES" FOR FURTHER INFORMATION CONCERNING RECENT TRADING PRICES OF THE SHARES SUBJECT TO THE OFFER."

        (2) The last line of page i. of the Offer to Purchase is hereby amended as follows:

        Replace the date "May 5, 2003" with "May 21, 2003".

        (3) The last paragraph on page 1 of the Offer to Purchase, under the question "If you prorate, when will I know how many Shares will actually be accepted for tender and payment?" is hereby amended as follows:

        In the first sentence of such paragraph delete the word "seven" and replace with the word "four" in the phrase "seven New York Stock Exchange ("NYSE") trading days after the Expiration Date."

        Add the following at the end of such paragraph:

        "In the event proration is required we will prorate based on a fraction, where the numerator is the number of Shares sought (3,813,591 Common Shares and 478,080 Preferred Shares, respectively) and the denominator is equal to the number of Common Shares or Preferred Shares, respectively, that are validly tendered and not withdrawn prior to the Expiration Date. If this fraction, in the case of Preferred Shares and/or Common Shares, as the case may be, is less than 1, we will multiply the number of your Common Shares and/or Preferred Shares tendered, as applicable, by the applicable fraction and the resulting amount will determine the number of your Preferred Shares and/or Common Shares, respectively, that we accept for tender. Fractional Shares will not be accepted and Shares will be rounded up or down as we determine and as appropriate."

        (4) The fourth full paragraph on page 2 of the Offer to Purchase, under the question "What happens if I do not tender my shares?" is hereby amended by adding the following sentence at the end of such paragraph:

        As of May 21, 2003, we are not aware of any further developments in the case since the filing of the Schedule TO on May 5, 2003 and as disclosed in the Offer to Purchase.

        (5) The fifth full paragraph on page 2 under the question "If I tender my shares, will I have a right to any benefits to Old Stone if Old Stone recovers a large damage award?" is hereby amended to add the following immediately after the first sentence of such paragraph:

        "The bidders will not accept certain shares in the event that (1) proration is required because of oversubscription; (2) shares are validly tendered but withdrawn by the tenderor; or (3) the minimum holder condition or any other condition is not satisfied. In the case of (3), the bidders will determine satisfaction of all conditions prior to the Expiration Date."

        (6) The paragraph under the question "What is the market value of my shares as of a recent date?" on page 4 is amended and restated as follows:

        There is no established trading market for the Shares. The Shares trade on the "pink sheets" but there has been no significant trading activity in the Shares in the last twelve months. Because the Shares are very thinly traded, market value is difficult to determine based on recent trading activity. Additionally, "premiums" and "discounts", while arithmetically accurate, may be less meaningful given the limited trading volume in the Shares. On May 16, 2003, the reported closing price on the "pink sheets" was $1.03 per Common Share and $11.00 per Preferred Share. For the ninety (90), twenty (20) and five (5) trading days ending on May 16, 2003, the average closing prices were $0.49, $0.85 and $1.04 per Common Share, respectively and $7.70, $10.38 and $11.03 per Preferred Share, respectively. The $1.00 price per Common Share represents a 3% premium over the May 16, 2003 closing price and premiums (discounts) of 104.8%, 17.19% and (4.15)% over the 90, 20 and 5 trading days ending on May 16, 2003, respectively. The $10.00 price per Preferred Share represents a 10% discount from the May 16, 2003 closing price, the last day on which the Preferred Shares were traded prior to this amendment and premiums (discounts) of 29.82%, (3.62)% and (9.09)% over the 90, 20 and 5 trading days ending on May 16, 2003, respectively. You should obtain a recent market quotation for Common Shares and Preferred Shares of Old Stone in deciding whether to tender your Shares. See the Offer to Purchase—Section 6 ("Price Range of Shares; Dividends on the Shares") for recent high and low sales prices for the Shares.

        (7) The third to last paragraph on page 7 in the Introduction to the Offer to Purchase is hereby amended as follows:

        Delete the word "Certain" at the beginning of such paragraph and replace the word "federal" with "Federal" and delete the word "Certain" from the phrase ("Certain Federal Income Tax Consequences") at the end of such paragraph.

        (8) The second full paragraph on page 8 of the Offer to Purchase under the heading "Terms of the Offer, Proration" is hereby amended as follows:

        After the first full sentence of such paragraph, insert the following: "In the event proration is required we will prorate based on a fraction, where the numerator is the number of Shares sought (3,813,591 Common Shares and 478,080 Preferred Shares, respectively) and the denominator is equal to the number of Common Shares or Preferred Shares, respectively, that are validly tendered and not withdrawn prior to the Expiration Date. If this fraction, in the case of Preferred Shares and/or Common Shares, as the case may be, is less than 1, we will multiply the total number of Common Shares and/or Preferred Shares tendered, as applicable, by the applicable fraction and the resulting amount will determine the total number of Preferred Shares and/or Common Shares, respectively, that we accept for tender. Fractional Shares will not be accepted and Shares will be rounded up or down as we determine and as appropriate."

        Delete the word "seven" and replace with the word "four" in the phrase "seven New York Stock Exchange ("NYSE") trading days after the Expiration Date" in the second to last sentence of such paragraph.

        (9) The first full paragraph under the heading "Acceptance of Payment and Payment for Shares"on page 9 of the Offer to Purchase is hereby amended as follows:

        At the end of such paragraph, insert the following sentence: "The bidders will not accept certain shares in the event that (1) proration is required because of oversubscription; (2) shares are validly tendered but withdrawn by the tenderor; or (3) the minimum holder condition or any other condition is not satisfied. In the case of (3), the bidders will determine satisfaction of all conditions prior to the Expiration Date." In the event proration is required we will prorate based on a fraction, where the numerator is the number of Shares sought (3,813,591 Common Shares and 478,080 Preferred Shares, respectively) and the denominator is equal to the number of Common Shares or Preferred Shares, respectively, that are validly tendered and not withdrawn prior to the Expiration Date."

        (10) The second full paragraph on page 10 of the Offer to Purchase is hereby amended as follows:

        In the phrase at the end of such paragraph which reads "as promptly as practicable after the expiration or termination of the Offer", delete the words "as promptly as practicable" and replace with the word "promptly".

        (11) The heading to Item 5 "Certain Federal Income Tax Consequences" on page 13 of the Offer To Purchase is hereby amended as follows:

        Delete the word "Certain" in such heading.

        (12) The information contained in "Item 6, Price Range of Shares, Dividends on Shares" is amended and restated as follows:

Price Range of Shares; Dividends on the Shares.

        Common Shares.    Based on Old Stone's Annual Report of Form 10-K for the year ended December 31, 2001, the most recent annual or quarterly report filed by Old Stone, as of July 18, 2002, there were 8,246,175 Common Shares outstanding held by approximately 40,343 shareholders of record.

        Based on Old Stone's 2001 10-K, the Common Shares were quoted on the NASDAQ National Market and traded under the symbol "OSTN" until 1993. Based on Old Stone's Annual Report on Form 10-K for the year ended December 31, 1997, on January 29, 1993 the Common Shares were delisted from NASDAQ and since that date have traded over the counter in the "Pink Sheets." During the past ten years, trading in the Common Shares has been extremely limited.

        Trades reported in the "Pink Sheets" over the last three years were made at per Common Share prices of $0.27 to $1.75.

        The following table sets forth, for each of the periods indicated, the high and low sales prices per Common Share as reported in the "Pink Sheets", based on published financial sources.

OLD STONE CORPORATION

	High	Low
Fiscal Year Ended December 31, 2001:
First quarter ended March 31, 2001	$0.86	$0.60
Second quarter ended June 30, 2001	$0.90	$0.60
Third quarter ended September 30, 2001	$1.00	$0.41
Fourth quarter ended December 31, 2001	$0.55	$0.44
Fiscal Year Ended December 31, 2002:
First quarter ended March 31, 2002	$0.55	$0.41
Second quarter ended June 30, 2002	$0.51	$0.37
Third quarter ended September 30, 2002	$0.45	$0.36
Fourth quarter ended December 31, 2002	$0.45	$0.41
Fiscal Year Ended December 31, 2003:
First quarter ended March 31, 2003	$0.50	$0.27
Second quarter through May 16, 2003	$1.05	$0.27

        As of the date hereof, there is no established public trading market for the Common Shares. On April 5, 2003, the last day on which the Preferred Shares were traded before the first public announcement of the Offer, the last reported sale price of the Common Shares on the "Pink Sheets" was $0.65 per Share. You are urged to obtain current market quotations for the Common Shares. Since the date of the Offer, through May 16, 2003, the Common Shares have traded, in limited volumes at prices above the Offer Price, at a high of $1.05 and a low of $0.65 per Common Share.

        Preferred Shares.    The following description of the Preferred Shares is based on Old Stone's Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (Reg. No. 33-21440), dated January 26, 1989. The annual dividend rate of the Preferred Shares is $2.40 per share and dividends are cumulative. The Preferred Shares were convertible at the option of the holder for a period of twenty years after February 20, 1981 on the basis of one and one-third Common Shares for each two shares of Preferred Shares during the first five years and thereafter were convertible on the basis of one and one-third Common Shares for that number of Preferred Shares determined by dividing the per share book value of the Common Shares, as defined in the resolution creating the Preferred Shares, by $20.00, but in no event could the number of Preferred Shares exchanged for one and one-third Common Shares be less than two shares. Old Stone may redeem Preferred Shares on any dividend date after February 20, 1991 for redemption prices which decline from $21.60 in the first year of the redemption period until February 20, 2011 when the redemption price will become $20.00 for all ensuing years. Commencing on February 20, 2002 and on each succeeding February 20th thereafter, Old Stone is required to redeem ten percent of the Preferred Shares at a price of $20.00 per share. To our knowledge, none of the Preferred Shares have been redeemed. The holders of Preferred Shares are entitled to one-half vote for each share held on all matters on which the holders of the Common Shares are entitled to vote, voting with the holders of the Common Shares and not as a separate class, and, following a default in four quarterly dividends, have the right to vote as a class to elect 20 percent (rounded upwards) of the directors of Old Stone.

        The Preferred Shares have priority in respect of dividend and liquidation rights over the Common Shares.

        Based on the 1996 Form 10-K, until January 29, 1993, the Preferred Shares were quoted on NASDAQ. Since January 29, 1993, the Preferred Shares have traded over the counter in the "Pink Sheets". Based on Old Stone's 2001 Form 10-K, as of December 31, 2001, there were 1,046,914 Preferred Shares outstanding.

        The Preferred Shares are traded over the counter in the "Pink Sheets". The following table sets forth for each of the periods indicated, the high and low trading prices per Preferred Share as reported by Bloomberg Financial Markets:

OLD STONE CORPORATION

	High	Low
Fiscal Year Ended December 31, 2001:
First quarter ended March 31, 2001	$6.75	$6.50
Second quarter ended June 30, 2001	$10.00	$3.00
Third quarter ended September 30, 2001	$4.00	$3.01
Fourth quarter ended December 31, 2001	$3.50	$2.25
Fiscal Year Ended December 31, 2002:
First quarter ended March 31, 2002	$2.60	$2.50
Second quarter ended June 30, 2002	$4.00	$2.50
Third quarter ended September 30, 2002	$4.50	$4.00
Fourth quarter ended December 31, 2002	$5.75	$3.75
Fiscal Year Ended December 31, 2003:
First quarter ended March 31, 2003	$6.25	$5.26
Second quarter through May 16, 2003	$12.00	$5.35

        As of the date hereof, there is no established public trading market for the Preferred Shares. On May 2, 2003, the last trading day before the first public announcement of the Offer, the last reported sale price of the Preferred Shares on the "Pink Sheets" was $9.50 per Share. Since the date of the Offer, through May 16, 2003 the Preferred Shares have traded in limited volumes at prices above the Offer Price, at a high of $12.00 per and a low of $10.94 per Preferred Share. You are urged to obtain current market quotations for the Preferred Shares.

        Dividends.    Based on the 2001 Form 10-K, Old Stone discontinued dividends to holders of its Common Shares and its Preferred Shares during 1991 and has stated that it does not expect to pay any dividends on the Preferred Shares for the foreseeable future. As a result of failure to pay dividends on the Preferred Shares for more than four quarters, the holders of the Preferred Shares collectively are entitled to elect a number of directors of Old Stone constituting twenty percent (20%) (rounded upwards) of the total number of directors of Old Stone at the next meeting of stockholders at which directors are to be elected. Until the aggregate deficiency of $25,754,085 ($24.60 per share, based on 1,046,914 Preferred Shares outstanding) as of December 31, 2001 is declared and fully paid on the Preferred Shares, Old Stone may not declare any dividends or make any other distributions on or redeem the Common Shares. The Preferred Shares are entitled to a preference upon liquidation with a value of $20,938,000 as of December 31, 2001.

        (12) The last line of page 34 of the Offer to Purchase is hereby amended as follows:

        Replace the date "May 5, 2003" with "May 21, 2003".

Item 12.        Exhibits.

        The description of Exhibit (a)(1) set forth in Item 12 is deleted in its entirety and replaced with:

        (a)(1) Offer to Purchase, dated May 5, 2003, as amended May 21, 2003

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2003

MANTICORE PROPERTIES II, L.P.
By: Mantpro, LLC Its: General Partner
By:	/s/ WILLIAM A. ACKMAN Name: William A. Ackman Its: Managing Member
MANTPRO, LLC
By:	/s/ WILLIAM A. ACKMAN Name: William A. Ackman Its: Managing Member
/s/ WILLIAM A. ACKMAN Name: William A. Ackman

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OLD STONE CORPORATION
OLD STONE CORPORATION
  Item 12. Exhibits.
SIGNATURE